Mail Stop 3561

      							September 22, 2005


Tal Peres
Chief Financial Officer
Matav-Cable Systems Media Ltd.
42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel

	Re:	Matav-Cable Systems Media Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
		File No. 0-28556

Dear Mr. Peres:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


302 Certifications, Exhibits 12.1 and 12.2

1. Your disclosure provides that your principal executive and financial officers are responsible for establishing and maintaining disclosure controls and procedures "(as defined in the Securities Exchange Act Rules 13a-14 and 15d-14)". However, Exchange Act Rules
13a-15(e) and 15d-15(e) define disclosure controls and procedures. Revise your citation to reference the correct rules.

9. [No heading], page F-24

2. Refer to your discussion of your investment in Partner where you state that you have significant influence over the financial and operating policies of Partner. In your disclosures on page F-97 you state that you lost the ability to exercise significant influence over Partner in April 2002. Please reconcile these statements and clarify whether you had significant influence over Partner at December 31, 2004, requiring equity method accounting for U.S. GAAP purposes.

Note 2: Significant Accounting Policies, pageF-26

f. Investments in limited partnerships, page F-30

3. We note that you write down your investment in limited partnerships producing films when actual broadcast takes place.
Provide reference to your basis in U.S. GAAP for this accounting or provide a reconciliation in your disclosures in Note 26.

i. Intangible assets, long-term receivables and deferred charges, page F-31

4. Please explain why you have derecognized capital leases and recorded long-term receivables in respect of these capital lease arrangements. Provide reference to your basis in U.S. GAAP for this accounting or provide a reconciliation in your disclosures in Note 26.

Note 5: Investments in subsidiaries affiliates and other company, page F-36

5. Please disclose the maximum exposure to loss as a result of your involvement with Hot Vision and Hot Telecom. In that regard, we note disclosures throughout your document that refer to open legal claims as well as government imposed obligations and other obligations. These potential obligations do not appear to be consolidated in any one place so that the total potential obligation is clear to the reader.


Note 14: Debentures, page F-55

6. We note that you issued 2,850,000 warrants along with debentures issued in August 1997. You do not appear to have provided the disclosures required by Rule 4-08(i) of Regulation S-X with regard to your warrants. You make reference to Note 16c in your discussion, but we could not find this note. Please provide required disclosures, or, if you no longer have warrants outstanding, please provide disclosure to that effect.

Note 21: Business Segments, F-84

7. Refer to your discussion of fees associated with the usage of the cable infrastructures and other services and facilities by your internet business segment. We note that you refer to similar fees with regard to Hot Telecom on page F-18. Additionally, on page 24 where you discuss packages and services provided to your customers, you describe High Speed Internet and telephony services available to subscribers only in the areas where Hot Telecom has commenced providing services. Clarify the relationship between Hot Telecom, and your internet segment, if any.

Note 26: Effect on the financial statements of material differences between Israeli and United States generally accepted accounting principles, page F-97

8. Please provide a reconciliation of your consolidated statements of cash flows to U.S. GAAP or alternatively provide consolidated statements of cash flows prepared in accordance with U.S. GAAP.

j. Classification of certain expenses and income, page F-104

9. Refer to item 2 where you state that adjustments of amortization of deposits for converters are included as other expenses under Israeli GAAP and are deducted from revenues for U.S. GAAP purposes.
In your footnote disclosures on page F-32, where you appear to be discussing financial statements prepared under Israeli GAAP, you state that amortization of the deposits is included in revenue. Please reconcile these disclosures to clarify how you account for these deposits. Additionally, tell us why "adjustments of amortization of deposits for converters" is classified as non-operating in your statements of operations.

2. Consolidated statements of operations, page F-107

10. Refer to your reconciliation of consolidated statements of operations on page F-107. It appears that several of your reconciling items are presented net of taxes. Revise your reconciliation to present all reconciling items on a gross basis.
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kenya Wright, Staff Accountant, at (202)
551-
3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at
(202)
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
??

??

??

??

Mr. Peres
Matav-Cable Systems Media Ltd.
September 22, 2005
Page 1